Exhibit 99.1

FOR IMMEDIATE RELEASE

SUNOPTA ANNOUNCES SECOND QUARTER RESULTS

Toronto, Ontario, August 8, 2005. SunOpta Inc. (SunOpta or the Company) (Nasdaq - STKL) (TSX – SOY) today announced results for the three months and six months ended June 30, 2005. All amounts are expressed in U.S. dollars.

The Company achieved record revenues for the three months ended June 30, 2005, realizing its first quarter with revenues in excess of $100 million. Revenues in the quarter increased to $103 million from $81 million in the second quarter of the prior year, a 27.1% or $22 million increase. Revenue growth was led by a 29.1% increase in revenues within the Company’s vertically integrated natural and organic food operations. The Company’s revenue growth rate includes an internal growth rate of 12.8% and growth via acquisitions of 14.3%. For the six months ended June 30, 2005 revenues increased 31.8% to $189 million, compared to $143 million in the prior year.

Revenues in the second quarter exclude any significant contribution from the recently announced acquisitions, and therefore the Company fully expects future quarters to continue to exceed $100 million in revenues. Consequently, the Company is raising its revenue guidance for fiscal 2005 from $385 million to $415 million.

Net earnings after minority interest for the second quarter were $3,307,000 or $0.06 per diluted common share compared to $6,024,000 or $0.11 per diluted common share in the second quarter of the prior year. Earnings in the prior year included a one time award related to a legal settlement. Net earnings after minority interest for the six months ended June 30, 2005 were $9,912,000 or $0.17 per diluted common share compared to $7,894,000 or $0.14 per diluted common share in the prior year. Excluding one-time items in both years, net earnings per diluted common share for the six months ended June 30 were $0.10 in 2005 and $0.11 in 2004.

Net earnings in the second quarter and first six months of 2005 were assisted by strong demand for grain products, and in particular sunflower, and aseptically-packaged products including soy, rice and tea beverages. The shortfall in worldwide supply of sunflower has increased demand and margin for available product.

Net earnings in the quarter versus the prior period were negatively impacted by market issues in the Canadian Food Distribution Group. As previously disclosed, the Company’s Distribution Group has encountered issues related to supply, freight, competition and integration in recent quarters and has been focused on addressing these issues. Demand for low-carb products peaked in the second quarter of 2004 and then declined, resulting in a significant downturn in the demand for oat fiber within the SunOpta Ingredients Group. The Company announced that it has implemented significant profit improvement plans in the second quarter, including expansion of its fiber portfolio, expansion of target markets, aggressive pursuit of international sales and cost reductions. These action plans are expected to improve results over the coming quarters.

Earlier today the Company confirmed the receipt of the first StakeTech Steam Explosion equipment contract with Abener Energia S.A. of Seville, Spain, a wholly-owned subsidiary of Abengoa S.A., for the first commercial production facility in the world to convert wheat straw into ethanol. This facility, which is scheduled to be operational in the fall of 2006, will be built in Babilafuente (Salamanca), Spain and is located adjacent to an existing cereal grain to ethanol plant operated by Abengoa. Abengoa is the largest ethanol producer in Europe and the second largest in the world.

Jeremy Kendall, Chairman and Chief Executive Officer of SunOpta stated that “We are pleased with our revenue growth and strategic direction of the Company, however, we are conscious of our need to improve margins in the near term, and with the implementation of profit improvement plans and our marketing strategies, we are confident about the future prospects of SunOpta.”

SunOpta Inc. is an operator of high-growth ethical businesses, focusing on integrated business models in the natural and organic food markets. For the last seven consecutive years, SunOpta was included in Profit magazine’s ‘Profit 100’ list of the 100 fastest growing companies in Canada. The Company has three business units: the SunOpta Food Group, which specializes in sourcing, processing and distribution of natural and organic food products integrated from seed through packaged products; the Opta Minerals Group, a producer, distributor, and recycler of environmentally friendly industrial materials; and the StakeTech Steam Explosion Group which engineers and markets proprietary steam explosion technology systems for the pulp, bio-fuel and food processing industries. Each of these business units has proprietary products and services that give it a solid competitive advantage in its sector.

For further information, please contact:

SunOpta Inc.

Jeremy N. Kendall, Chairman & CEO

Steve Bromley, President & COO

John Dietrich, Vice President & CFO

Susan Wiekenkamp, Information Officer

Tel: 905-455-2528, ext 103

swiekenkamp@sunopta.com

Website: www.sunopta.com

Note: This news release may contain forward-looking information. Actual future results may differ materially. The risks, uncertainties, and other factors that could influence actual results are described in the Company’s annual report to shareholders and in SEC filings. The attached consolidated balance sheet and consolidated statement of earnings are unaudited. The information provided here should be considered in conjunction with the other information included within various SEC documents including Form 10Q reports filed during 2004 and Form 10K report filed March 16, 2005.

SunOpta Inc. Condensed Consolidated Statements of Earnings For the three months ended June 30, 2005 and 2004 Unaudited (Expressed in thousands of U.S. dollars, except per share amounts)

	June 30, 2005 $	June 30, 2004 $	% Change

Revenues	102,858	80,946	27%

Cost of goods sold	84,352	64,690	30%

Gross profit	18,506	16,256	14%

Warehousing and distribution expenses	2,589	1,442	80%
Selling, general and administrative expenses	10,269	8,964	15%

Earnings before the following	5,648	5,850	(3%)

Interest expense, net	(594)	(135)	340%
Other income (expense)	(203)	2,482
Foreign exchange	45	389	(88)%

	(752)	2,736

Earnings before income taxes	4,896	8,586	(43%)

Provision for income taxes	1,354	2,562	(47%)

Net earnings before minority interest	3,542	6,024	(45%)

Minority interest	235	—	—

Net earnings for the period	3,307	6,024	(45%)

Net earnings per share for the period

– Basic	0.06	0.11	(45%)

– Diluted	0.06	0.11	(45%)

SunOpta Inc. Condensed Consolidated Statements of Earnings For the six months ended June 30, 2005 and 2004 Unaudited (Expressed in thousands of U.S. dollars, except per share amounts)

	June 30, 2005 $	June 30, 2004 $	% Change

Revenues	189,081	143,448	32%

Cost of goods sold	154,939	114,921	35%

Gross profit	34,142	28,527	20%

Warehousing and distribution expenses	5,193	2,598	100%
Selling, general and administrative expenses	20,056	16,943	18%

Earnings before the following	8,893	8,986	(1%)

Interest expense, net	(896)	(343)	161%

Other income	3,832	2,367	62%
Foreign exchange	80	248	(68%)

	3,016	2,272	33%

Earnings before income taxes	11,909	11,258	6%

Provision for income taxes	1,589	3,364	(53%)

Net earnings before minority interest	10,320	7,894	31%

Minority interest	408	—	—

Net earnings for the period	9,912	7,894	26%

Net earnings per share for the period

– Basic	0.18	0.15	20%

– Diluted	0.17	0.14	21%

SunOpta Inc. Condensed Consolidated Balance Sheets As at June 30, 2005 and December 31, 2004 Unaudited (Expressed in thousands of U.S. dollars, except per share amounts)

	June 30, 2005 $	December 31, 2004 $

Assets

Current assets

Cash and cash equivalents	7,699	8,081
Accounts receivable	50,736	38,446
Inventories	75,849	49,537
Prepaid expenses and other current assets	4,509	4,472
Current income taxes recoverable	—	2,000
Deferred income taxes	421	421

	139,214	102,957

Property, plant and equipment	73,431	62,619
Goodwill and intangibles	47,216	43,934
Deferred income taxes	6,177	6,831
Other assets	3,511	3,831

	269,549	220,172

Liabilities

Current liabilities
Bank indebtedness	20,693	—
Accounts payable and accrued liabilities	44,765	35,668
Customer and other deposits	679	431
Current portion of long-term debt	6,775	4,819
Current portion of long-term payables	338	1,548

	73,250	42,466

Long-term debt	33,015	31,003
Long-term payables	862	1,232

	107,127	74,701

Minority interest	8,946	1,378

Shareholders’ Equity

Capital stock	106,160	105,794
Contributed surplus	3,235	3,330
Retained earnings	36,733	26,821
Cumulative other comprehensive income	7,348	8,148

	153,476	144,093

	269,549	220,172

SunOpta Inc.
Condensed Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2005
Unaudited
(Expressed in thousands of U.S. dollars, except per share and share amounts)

Three months ended June 30, 2005

	SunOpta Food Group $	Opta Minerals Group $	StakeTech Steam Explosion Group and Corporate $	Consolidated $

Total revenues to external customers	92,555	9,839	464	102,858

Segment earnings (loss) before other income (expense), interest expense (net), income taxes and minority interest	5,054	1,621	(982)	5,693

Other income (expense)	—	—	(203)	(203)

Segment earnings (loss) before interest expense (net), income taxes and minority interest	5,054	1,621	(1,185)	5,490

Interest expense, net	—	—	594	594

Provision for income taxes	—	—	1,354	1,354

Minority interest	—	235	—	235

Net earnings (loss)	5,054	1,386	(3,133)	3,307

The SunOpta Food Group has the following segmented reporting:

				Three months ended June 30, 2005

	Grains & Soy Products Group $	SunOpta Ingredients Group $	Packaged Products Group $	Canadian Food Distribution Group $	SunOpta Food Group $

Total revenues from external customers	27,779	24,878	13,176	26,722	92,555

Segment earnings before other income (expense), interest expense (net), income taxes and minority interest	2,283	1,651	508	612	5,054

Six months ended June 30, 2005

	SunOpta Food Group $	Opta Minerals Group $	StakeTech Steam Explosion Group and Corporate $	Consolidated $

Total revenues to external customers	170,760	17,577	744	189,081

Segment earnings (loss) before other income (expense), interest expense (net) and income taxes and minority interest	8,397	2,458	(1,882)	8,973

Other income (expense)	—	—	3,832	3,832

Segment earnings before interest expense (net), income taxes and minority interest	8,397	2,458	1,950	12,805

Interest expense, net	—	—	896	896

Provision for income taxes	—	—	1,589	1,589

Minority interest	104	304	—	408

Net earnings (loss)	8,293	2,154	(535)	9,912

SunOpta Inc.
Condensed Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2005
Unaudited
(Expressed in thousands of U.S. dollars, except per share and share amounts)

The SunOpta Food Group has the following segmented reporting:

				Six months ended June 30, 2005

	Grains & Soy Products Group $	SunOpta Ingredients Group $	Packaged Products Group $	Canadian Food Distribution Group $	SunOpta Food Group $

Total revenues from external customers	48,585	44,449	25,522	52,204	170,760

Segment earnings before other income (expense), interest expense (net) and income taxes	3,396	2,757	942	1,302	8,397

Three months ended June 30, 2004

	SunOpta Food Group $	Opta Minerals Group $	StakeTech Steam Explosion Group and Corporate $	Consolidated $

Total revenues to external customers	71,664	8,992	290	80,946

Segment earnings (loss) before other income (expense), interest expense (net), and income taxes	5,542	1,716	(1,019)	6,239

Other income (expense)	—	—	2,482	2,482

Segment earnings before interest expense
(net) and income taxes	5,542	1,716	1,463	8,721

Interest expense, net	—	—	135	135

Provision for income taxes	—	—	2,562	2,562

Net earnings (loss)	5,542	1,716	(1,234)	6,024

The SunOpta Food Group has the following segmented reporting:				Three months ended June 30, 2004

	Grains & Soy Products Group $	SunOpta Ingredients Group $	Packaged Products Group $	Canadian Food Distribution Group $	SunOpta Food Group $

Total revenues from external customers	24,630	16,688	10,943	19,403	71,664

Segment earnings before other income (expense), interest expense (net) and income taxes	1,366	2,262	493	1,421	5,542

SunOpta Inc.
Condensed Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2005
Unaudited
(Expressed in thousands of U.S. dollars, except per share and share amounts)

			Six months ended June 30, 2004

	SunOpta Food Group $	Opta Minerals Group $	StakeTech Steam Explosion Group and Corporate $	Consolidated $

Total revenues to external customers	127,180	15,831	437	143,448

Segment earnings (loss) before other income (expense), interest expense (net) and income taxes	8,908	2,368	(2,042)	9,234

Other income (expense)	—	—	2,367	2,367

Segment earnings before interest expense (net) and income taxes	8,908	2,368	325	11,601

Interest expense, net	—	—	343	343

Provision for income taxes	—	—	3,364	3,364

Net earnings (loss)	8,908	2,368	(3,382)	7,894

The SunOpta Food Group has the following segmented reporting:

				Six months ended June 30, 2004

	Grains & Soy Products Group $	SunOpta Ingredients Group $	Packaged Products Group $	Canadian Food Distribution Group $	SunOpta Food Group $

Total revenues from external customers	42,313	31,973	19,490	33,404	127,180

Segment earnings before other income (expense), interest expense (net) and income taxes	1,833	4,074	422	2,579	8,908